UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WORLD ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

981419 10 4

(CUSIP Number)

Thomas W. Smith
2200 Butts Road, Suite 320
Boca Raton, FL 33431
(561) 314-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,975,203
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,975,203

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,203
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,277,563
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,277,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,277,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 650,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 650,127

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,000
	8	SHARED VOTING POWER 165,523
	9	SOLE DISPOSITIVE POWER 510,000
	10	SHARED DISPOSITIVE POWER 165,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,523
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 981419 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,788
	8	SHARED VOTING POWER 81,573
	9	SOLE DISPOSITIVE POWER 31,788
	10	SHARED DISPOSITIVE POWER 117,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 2 (the “Amendment”) to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer and Prescott Associates L.P. (“Prescott Associates”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2011, as amended by Amendment No. 1 filed with the SEC on January 5, 2012 by Prescott General Partners LLC (“PGP”), Prescott Associates, Thomas W. Smith and Scott J. Vassalluzzo (as amended, the “Schedule 13D”). This Amendment modifies the Schedule 13D to reflect, among other things, the addition of Idoya Partners L.P. (“Idoya Partners”) as a reporting person. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.      Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed jointly by: (i) PGP; (ii) Prescott Associates; (iii) Idoya Partners; (iv) Thomas W. Smith; and (v) Scott J. Vassalluzzo (the persons and entities in (i) - (v) are referred to collectively herein as the “Reporting Persons”). PGP is the general partner of three private investment limited partnerships, including Prescott Associates and Idoya (collectively, the “Partnerships”). Messrs. Smith and Vassalluzzo are the managing members of PGP. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

(b) The business address of each of the Reporting Persons is 2200 Butts Road, Suite 320, Boca Raton, FL 33431.

(c) The principal business of PGP is to serve as general partner for the Partnerships. The principal business of each of Prescott Associates and Idoya Partners is to invest in securities. The principal occupation of each of Messrs. Smith and Vassalluzzo is private investment manager and member of PGP.

(d) – (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PGP is a Delaware limited liability company. Each of Prescott Associates and Idoya Partners is a New York limited partnership. Each of Messrs. Smith and Vassalluzzo is a citizen of the United States.

Item 4.      Purpose of Transaction

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

As described more fully in Item 5 below, as general partner of the Partnerships, PGP may be deemed to beneficially own 1,975,203 shares of Common Stock held by the Partnerships. Messrs. Smith and Vassalluzzo may be deemed to beneficially own 190,523 and 119,361 shares of Common Stock, respectively, in their capacities as investment managers for several managed accounts, which consist of investment accounts for: (i) the Prescott Investors Profit Sharing Trust, an employee profit-sharing plan of a corporation wholly owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (ii) certain family members of Mr. Vassalluzzo and certain individual accounts managed by Mr. Smith and (iii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee. The Partnerships and the managed accounts are referred to collectively herein as the “Managed Accounts”). In addition, Messrs. Smith and Vassalluzzo own 500,000 and 30,000 shares of Common Stock, respectively, for their own accounts (collectively, the “Personal Shares”). The 2,203,514 shares of Common Stock owned by the Managed Accounts (the “Managed Account Shares”) were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

Item 5.      Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) Based on information included in the Form 10-Q filed by the Issuer on November 2, 2012, which disclosed that 12,925,134 shares of Common Stock were outstanding as of October 29, 2012, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: PGP – 1,975,203 shares (15.3%); Prescott Associates – 1,277,563 shares (9.9%); Idoya Partners – 650,127 shares (5.0%); Mr. Smith – 675,523 shares (5.2%); and Mr. Vassalluzzo – 149,361 shares (1.2%).

(b) PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 1,975,203 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,277,563 shares. Idoya Partners has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 650,127 shares. Messrs. Smith and Vasszlluzzo have the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 510,000 and 31,788 shares, respectively. In their capacities as investment managers for managed accounts, Messrs. Smith and Vassalluzzo may be deemed to share the power to vote or to direct the vote of 180,523 and 81,573 shares, respectively, and to share the power to dispose or to direct the disposition of 165,523 and 117,573 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Messrs. Smith and Vassalluzzo is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

(c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock, except for the following:

Date	Nature of Transaction	Reporting Person(s)	Number of Shares	Price Per Share
12/11/12	Disposition[1]	PGP and Idoya Partners	24,199	$74.1798
12/11/12	Disposition[2]	PGP and Prescott Associates	16,133	$74.1798
12/11/12	Disposition[3]	PGP and Prescott International Partners L.P.	645	$74.1798
12/11/12	Disposition[4]	Mr. Smith, Mr. Vassalluzzo and Prescott Investors Profit Sharing Trust	2,823	$74.1798
12/12/12	Disposition[1]	PGP and Idoya Partners	42,818	$73.3020
12/12/12	Disposition[2]	PGP and Prescott Associates	28,545	$73.3020
12/12/12	Disposition[3]	PGP and Prescott International Partners L.P.	1,142	$73.3020
12/12/12	Disposition[4]	Mr. Smith, Mr. Vassalluzzo and Prescott Investors Profit Sharing Trust	4,995	$73.3020
12/13/12	Disposition[1]	PGP and Idoya Partners	23,646	$73.0918
12/13/12	Disposition[2]	PGP and Prescott Associates	15,764	$73.0918
12/13/12	Disposition[3]	PGP and Prescott International Partners L.P.	631	$73.0918
12/13/12	Disposition[4]	Mr. Smith, Mr. Vassalluzzo and Prescott Investors Profit Sharing Trust	2,759	$73.0918

__________________

(1) Represents an open-market disposition directly by Idoya Partners and indirectly by PGP, as general partner of Idoya Partners.

(2) Represents an open-market disposition directly by Prescott Associates and indirectly by PGP, as general partner of Prescott Associates.

(3) Represents an open-market disposition directly by Prescott International Partners L.P. and indirectly by PGP, as general partner of Prescott International Partners L.P.

(4) Represents an open-market disposition directly by the Prescott Investors Profit Sharing Trust and indirectly by Messrs. Smith, Mr. Vassalluzzo, as trustees of the Prescott Investors Profit Sharing Trust.

Item 7.      Material to Be Filed as Exhibits

1.    Agreement relating to the joint filing of statement on Schedule 13D dated December 14, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

IDOYA PARTNERS L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith
/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D, dated December 14, 2012, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date: December 14, 2012

PRESCOTT General partners LLC
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member
PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

IDOYA PARTNERS L.P.

By: Prescott General Partners LLC
Its: General Partner
/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

/s/ Thomas W. Smith
Thomas W. Smith
/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo